MATERIAL CHANGE REPORT
Section 75(2) of the Securities Act (Ontario)
Section 118(1) of Securities Act (Alberta)
Section 85(1) of the Securities Act (British Columbia)


Item 1.		Reporting Issuer

ENERGY POWER SYSTEMS LIMITED, 2 Adelaide Street West, Suite
301, Toronto, Ontario, M5H 1L6.

Item 2.		Date of Material Change

January 28, 2002.

Item 3.		Press Release

The Press Release was disseminated via BCE Emergis via North
American Disclosure on January 28, 2002.

Item 4.		Summary of Material Change

The Company issued a Press Release, attached hereto as Exhibit
"A".

Item 5.		Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.		Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7.		Omitted Information

No information has been omitted in respect of the material change.

Item 8.		Senior Officer

Sandra J. Hall, Secretary  (416) 861-1484.

Item 9.		Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, Ontario this 28th day of January, 2002.


ENERGY POWER SYSTEMS
LIMITED



Per:  "Sandra J. Hall"
          Secretary





-2-
Exhibit "A"
NEWS RELEASE
Toronto, January 28, 2002. Energy Power Systems Limited (OTC BB: EYPSF & Frankfurt Stock Exchange: EPW) (www.epsx.com) ("Energy Power" or the "Company") announces that holders of 400,000 Series II Preferred Shares in the capital of the Company have recently exercised their conversion rights and acquired 320,000 common shares and 320,000 common share purchase warrants. The holders subsequently exercised the common share purchase warrants at CDN $1.50 each for proceeds to the Company of CDN $480,000. Energy Power plans to apply the proceeds of the exercised warrants in part to fund its ongoing oil and gas exploration program and for general working capital purposes.
Earlier this month Energy Power announced its participation drilling a test well on 2 sections (1,280 acres) located in the Mearon/Ladyfern area along the Alberta/British Columbia border as part of the Company's winter drilling program. Recent industry reports estimate the total Ladyfern field to be up to 150 square kilometres in area with proven recoverable reserves of 600 billion cubic feet (600 Bcf) and possible reserves of up to a trillion cubic feet (1 Tcf) of gas in place. The Ladyfern/Slave Point reservoir rock is leached, fractured and hydrothermally-dolomized carbonate reef complex that was extensively faulted creating reservoir section with significant gas deliverability. Energy Power's drilling location is within 2 miles of prolific Slave Point production and within 4 miles of a previously announced discovery well producing at 60 million cubic feet per day (MMcf/d). The well that the Company is participating in is drilling ahead on schedule and has now reached approximately 2,100 meters of a planned 2,800 meter target depth.

About Energy Power Systems Limited

Energy Power is an integrated energy source and service company operating as an Engineering & Offshore Division and an Oil & Gas Division.

The Engineering and Offshore Division is currently working on a backlog of contracts which should carry over to the next fiscal year and beyond. Further development of Atlantic Canada's offshore infrastructure could feed additional growth for the Engineering & Offshore Division. In addition the Oil and Gas Division is adding positive cash flow to fund corporate operations and future development and growth strategies. At present the Company is implementing its winter exploration, drilling and development program to increase oil and gas reserves and production.

There are approximately 9.4 million shares issued and outstanding in the capital of the Company.

-30-

For further information contact:	Sandra J. Hall
					VP Corporate Affairs
					Telephone: (416) 861-1484

Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.